United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 7, 2022		Head of Investor Relations


CANADA
NICKEL 5 CENTS
1751-1951
Big Nickel – Sudbury
Photo: Aqnus Febriyant

XXII Analyst & Investor Tour

North Atlantic Operations Centre – Sudbury
September 7th, 2022

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

VALE

Vale Base Metals uniquely positioned for the global energy transition

Right Time

Base Metals are undergoing a multi-decade shift in demand due to the Global low-carbon energy transition

Increased demand coupled with a **lack of supply** will attract **significant interest** across the industry

Right Assets

Well-Positioned **Resource** Base

Established **Efficient Processing Plants**

Superior **Product Mix** vs. Other Industry Players

Low Carbon products

Unique and Diverse Nickel and Copper Exposure

Right Actions

Benchmark in **Safety & Sustainability**

New Pact with Society

Asset **Excellence**

Pivoting our Nickel products for the **EV Supply Chain**

Delivering the **Future**

VALE


CANADA
NICKEL
1751-1951
5
CENTS

Poised for Multi-Decade Shift in Demand

Juan Merlini – Head of Sales & Marketing for Base Metals

VALE

Nickel demand is set to rapidly increase in this decade on the back of **energy transition...**



40 - 60kg of Nickel
for a Ni-rich EV battery
vs.
1 – 2kg for ICE vehicles

Nickel demand[1]
million tonnes per year


EV
Other
4.0
4.3
4.6
5.1
6.2
2021
2022E
2023E
2025E
2030E
~2 million
50% increase in market size by 2030
CAGR
EV ('21-'30):
24.0%
Total Nickel ('21-'30):
5.1%
Total Nickel Historical ('95-'20):
5.0%

[1] Total finished demand, including scrap.
Source: Vale BM Marketing

VALE

...driven by rapidly expanding sales in EVs which should be 4x higher by the end of this decade...

Passenger EV sales
millions



IEA net zero
69
36
Analysts' average
3.6x
5.0x
2
3
7
11
15
21
38
2019
2020
2021
2022E
2023E
2025E
2030E
2%
4%
8%
13%
17%
22%
36%
Global EV penetration rates

Energy transition goals and lower emission targets drove initial EV development

Policy-driven EV adoption maturing into consumer-driven adoption
~150 models in 2018 vs. ~340 in 2022

Total cost ownership parity with ICE vehicles
incentivize consumers as lower production costs shift OEM's strategies: US$132/kWh per EV vs. US$100/kWh for ICE vehicles[1]

Improved charging infrastructure and battery performance
overcomes consumers' range anxiety: 1.8M charging connectors[2] in 2021 expected to reach 11M by 2030

[1] Figures for 2021. [2] Public charging connectors
Source: Vale BM Marketing, BNEF, IEA, Rho Motion

VALE

...with Ni-rich chemistries favored for higher performance, range and recyclability

Battery cathode mix of passenger EV sales[1]

TWh



2.5
2.0
1.5
1.0
0.5
0.0
63%
2021
2022E
2023E
2025E
2030E
High-Ni
Low-Ni
LFP
Others

Better performance and range

Higher energy density in Ni-rich batteries: LFP: ~170 Wh/kg vs. Ni-rich: ~250 Wh/kg

Ni-rich chemistries at cost parity with LFP

At current metals price[2]: ~135/kWh for LFP and NCM 811

Ni-rich battery recycling

More economic than LFP due to low lithium recovery rates and low value iron phosphate

Tier 1 cathode capacity for Ni-rich batteries

Installed under construction and planned of approximately 3.3 Mt of cathode representing 1.5 Mt of Nickel

[1]High-Ni Cathodes include NCM622+, NCM811+ and NCA; Others includes LMNO (lithium manganese nickel oxide). [2]Based on BNEF's Feb 2022 battery cost model.
Source: Vale BM Marketing, Rho Motion, UBS

VALE

Supply growth will be **driven by Indonesia**, with **Canada and Australia playing a key role...**

Nickel reserves and resources
Mt


Canada
28.7 Mt
Russia
24.8Mt
Philippines
14.2Mt
Indonesia
194.5Mt
Brazil
14.5Mt
New Caledonia
24.1Mt
Australia[1]
33.6Mt
Sulphide
Laterite

[1] Laterite and Sulphide.
Source: Vale BM Marketing

...but supply is not forecast to meet demand, especially for Class I in EVs, with **supply chain dynamics** adding further pressure

Primary Nickel: supply x demand balance[1]
ktpy of nickel



300
200
100
0
-100
-200
-300
-400
-500
-600
Class II
Class I
Total Market
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E
1%
2%
2%
2%
3%
0%
4%
9%
14%
Total market balance as an absolute % of primary supply

Carbon emissions

Regionalization of supply chain

Responsible sourcing

[1]Base case supply includes commercially producing operations and projects with high confidence of coming online based on construction progress, PFS studies, announcements, etc.; does not include projects classified as probable and possible
Source: Vale BM Marketing

VALE

Sourcing low-carbon nickel will be critical to fulfill the decarbonization objectives of electric vehicles…



60%

of CO2 emissions on heavy-duty EV manufacturing comes from the battery[1]



50%

of CO2 emissions on passenger EV manufacturing comes from the battery[1]

Lifetime CO2 emissions for passenger cars[2]


g CO2/km
0
50
100
150
Diesel
EV: Ni from NPI
EV: Conventional route
Car manufacturing
↳ of which: Nickel
Tank to Wheel (Use Phase)
Well to Tank (Use Phase)

EV emissions largely impacted by nickel production route

[1] Including all upstream emissions from raw material extraction to the OEM, including logistics. [2] Estimated assuming 75 kg of Ni in battery and EU-28 grid mix (41% hydrocarbon in 2020).
Source: McKinsey, Trafigura

...and carbon pricing mechanisms will underscore pricing differentiation for low-carbon products

Global ESG commitments

SUSTAINABLE DEVELOPMENT GOALS

PARIS2015

UN CLIMATE CHANGE CONFERENCE

Increasing regulation in Western countries

Stronger requirements from industry players

Potential impact on Nickel products pricing[2]
Vs. benchmark[3]

	2030	2035
HPAL route	550 US$/t	1,100 US$/t
NPI to matte	2,000 US$/t	4,000 US$/t
	50% allowance	No allowance

Based on proposed CBAM[1] certificates in Europe

[1] Carbon Border Adjustment Mechanism. Mechanism through which imported goods into the EU will have to pay for GHG emissions, particularly CO2. [2]Referenced in the European CBAM. Considering a carbon price of USD 100/t.
[3] Benchmark is nickel produced from Sulphide route. Average CO2 equivalent emission per tonne of Ni: Sulphide 12 t Co2 eq/t Ni; Indonesia HPAL 23 t Co2 eq/t Ni; Indonesia NPI to Matte 52 t Co2 eq/t Ni.
Source: Vale, European Commission, Government of Canada, Macquarie

VALE

Battery supply chain is evolving regionally...


Passenger EV Sales
%
Penetration rate
kt
Nickel Content¹
Gigafactory Capacity
North America expanding gigafactory
million sales
+28%
1 7% 3 15% 6 42%
2021 2025 2030
33 147 371
TWh
+32%
0.1 0.3 0.7
2021 2025 2030
Increasing EV penetration in Europe
million sales
+19%
2 16% 6 30% 11 75%
2021 2025 2030
50 184 470
TWh
+33%
0.1 0.4 0.9
2021 2025 2030
China leads
million sales
+18%
3 29% 11 53% 15 58%
2021 2025 2030
62 275 449
TWh
+21%
0.8 2.8 4.4
2021 2025 2030

¹ Based on regional car sales, battery size, chemistry mix and nickel contained per chemistry.
Source: Vale, Benchmark Minerals, Rho Motion

... leading Europe and North America to increasingly seek to **secure critical minerals** regionally

Increased push for Industrial policies from West to develop Critical Minerals supply chain

FACT SHEET: Securing a Made in America Supply Chain for Critical Minerals

CANADA'S CRITICAL MINERALS LIST 2021

ESSENTIAL TO CANADA'S ECONOMIC SECURITY
REQUIRED FOR CANADA'S TRANSITION TO A LOW CARBON ECONOMY
A SUSTAINABLE SOURCE OF CRITICAL MINERALS FOR OUR PARTNERS

France Plans $1.1 Billion to Safeguard Metals for EV Batteries

- Government wants to reduce dependence on non-EU supply
- Move comes amid tight supply of some raw materials and chips

Western OEMs increasingly seeking to develop supply chain

northvolt	Europe's first homegrown response to an electric world through Ett[1] gigafactory
BASF We create chemistry	BASF announces Quebec site acquisition for a major battery cathode facility
umicore	Umicore to build $1.2 billion battery material plant in Canada
posco gm	GM, Posco to build $500-million Canadian cathode active material factory in Quebec to supply Ultium battery factories
Ford	Ford has secured 60 GWh of cell capacity needed to support 600k EVs annually by 2023, according to media reports

[1] Ett is the name of the factory; means "one" in Swedish
Source: Vale, Company Reports

OEM's are also looking for **responsible sourcing** with strong ESG standards

Key ESG actors and standards automakers have been engaging with

IRMA – Initiative for Responsible Mining Assurance: Coalition of industry actors that promote responsible mining practices and seeks to establish an assurance for sustainable mining

Global Battery Alliance: Broad partnership of industry actors to ensure high standards for responsible battery materials sourcing and support the development of actionable guidance related to ESG

Sustainable Development Goals: 17 goals adopted by UN as a universal call to action based on three core elements: economic growth, social inclusion and environmental protection

Automaker[1]	IRMA	GBA	SDGs
Tesla	●	●	●
Mercedes Benz	●	●	●
BMW	●	●	●
Volkswagen	●	●	●
Ford	●		●
Renault		●	●
Stellantis			●
GM			●
Hyundai			●
Nissan			●
Honda			●
Toyota			●
Mazda			●

Source: Vale, Company Reports

VALE



Copper market

In copper, demand growth in the decade is expected to be **driven mainly by the EVs and renewables...**

~80kg of copper
Average Passenger Battery EV

~25kg of copper
For a DC fast charger

4.6t per MW
of copper in solar power systems

4.7t of copper
In a 3 MW wind turbine contains

Total copper demand[1]
million tonnes per year


EV
Renewables
30
31
32
33
37
2021
2022E
2023E
2025E
2030E
CAGR 2021–30
EVs: 19.4%
Renewables: 10.0%

[1] Total refined copper demand including scrap
Source: Vale BM Marketing

...while mine supply will need to cope with declining grades and regulatory uncertainties

Declining grades


Historical and projected ore grades (%)
1.0
0.8
0.6
0.4
0.2
2000
2005
2010
2015
2020
2025
2030

- Higher sensitivity to inflationary pressures and cost escalation

ESG pressures

- Environmental requirements e.g. desalinization and water usage in South America
- Disputes with communities e.g Peru

Regulatory challenges

- Proposed changes in mining tax in Chile and Peru
- Restriction in natural resources use in Chile
- Resource nationalism and logistical risks in Africa
- Increasing restrictions on mineral exports in Indonesia
- Companies postponing of investment decisions due to uncertainties

Source: Vale, Woodmac.

Resulting in a **market in structural deficit** in the medium-to-long term

Refined Copper: Supply x demand balance
in ktpy of copper


1,000
0
-1,000
-2,000
-3,000
-4,000
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E
1%
0%
0%
0%
2%
5%
7%
11%
14%
Total market balance as a % of refined supply

Mine depletion

ESG pressures

Regulatory challenges

Source: Vale

Driving forces in the market offers strong opportunity

Base Metals are undergoing a multi-decade shift in demand due to the global low-carbon energy transition

Increased demand coupled with lack of supply will attract significant interest across the industry

Governments are fostering development of supply chain generating a quest to secure critical minerals

Increased ESG requirements will potentially drive product and price differentiation

VALE

Well-Positioned for a Bright Future

Deshnee Naidoo – EVP Base Metals


CANADA
NICKEL
1751-1951
5
CENTS

VALE

Positioning our Base Metals business to be the partner of choice for a sustainable future

ESG

Strong ESG credential to target next generation green applications, including EVs

ASSET BASE

Leading base metals producer in attractive jurisdictions

RESOURCES

Large and untapped resource base

GROWTH

Robust project pipeline to extend and grow

VALE

Strongly committed to ESG

Vale's Sustainability Commitments

Climate change

Reduce GHG emissions:
- Scope 1 & 2 by 33% by 2030
- Scope 3 by 15% in 2035
- Net zero Scope 1 &2 by 2050

Energy

100% renewable electricity
- in Brazil (2025)
- and globally (2030)

Social Economic contribution

Health care, education and income generation

Vale Base Metals

Climate change

- Clean AER drastically reduced SO_2 emissions
- Verified low-carbon products with ambition to be a leader in low carbon
- PTVI operated hydroelectric power plants reduce GHG emissions by more than 1 million tons CO 2 eq per year

Energy

- >90% of Base Metals electricity comes from clean sources
- Assessing a wind energy generation project at Voisey's Bay with the opportunity to lessen diesel reliance
- Assessing biomass and slag heat recovery in Onça Puma

Social Economic contribution

- Since 2018, in Voisey's Bay Indigenous employment has more than 2x to about 500 employees
- 72% of total spend on indigenous businesses in Voysey's Bay

VALE

Sudbury **regreening**

SO_2 emission reductions in Sudbury

tonnes of SO_2


2,500
2,000
1,500
1,000
500
0
1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020
US$ 1.5 bn investment in Clean AER:
-40% GHG emissions
-85% SO2
-40% metals particulates

1981



2008



2018



Note: Three photographs showing time series change from 1981, 2008 and 2018 from the same location near Coniston, City of Greater Sudbury. IMAGE/ Courtesy of the City of Greater Sudbury.

VALE

In Base Metals, >90% of our electricity consumption comes from clean sources

Share of clean energy in total electricity consumption [1,2,3]


99%
BRAZIL
79%
CANADA
100%
INDONESIA
93%
BASE METALS



Balambano hydropower plant, one of the 3 PTVI's hydropower generating plants in Sorowako

[1] Electricity consumption in GWh in 2021. [2] Clean sources are hydro, wind, solar, nuclear and biomass. [3] Base Metals business only.

Use of clean energy is key for achieving a low-carbon Base Metals business

Nickel Operations (Scope 1 and 2)[1]
2020 finished nickel, CO_2 t/t Ni cont.


Sulphide
30
20
10
0
Vale Sudbury
Voisey's Bay/Long Harbour
Thompson
0
170
340
510
Cumulative production of nickel (in thousands tonnes)
Laterite
250
200
150
100
50
0
Limonite[2]
Saprolite
Onça Puma
PTVI
0
450
900
1,350
Cumulative production of nickel (in thousands tonnes)

Copper Concentrate operations (Scope 1 and 2)
2020, t CO_2/t Cu cont.


15
12
9
6
3
0
Sudbury
Voisey's Bay
Salobo
Sossego
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
Cumulative production of copper (in thousands tonnes)

[1] Nickel production allocation based on Skarn database. [2] Laterite limonite includes HPAL, Heap Leaching and Caron Processes.
Source: Skarn, Vale.

The right set of assets placed in the right jurisdictions

Well-positioned to support and supply North America EV and renewables growth

A Tier 1 mining complex with growth optionality

Attractive exposure to Indonesia



Thompson
Voisey's Bay
Sudbury
Port Colborne
Long Harbour
Clydach
Matsusaka
Salobo
Onça Puma
Sossego
PTVI
Hu'u
Mine & Mill
Refinery
Integrated Operation
Future Hub

VALE

Strong expertise in a variety of metals & mining processes

Legend: ■ Nickel ■ Copper

Country	Operation	Mining: U/G	Mining: O/P	Smelting/Refining: Pyro	Smelting/Refining: Hydro	Smelting/Refining: Carbonyl	Capacity KT of Metal: Nickel	Capacity KT of Metal: Copper
Canada	Sudbury	■	■	■		■	66[1]	72[2]
Canada	Thompson	■						
Canada	VB/Long Harbour	■	■		■		50	21[2]
Brazil	Salobo (1&2)		■					197
Brazil	Sossego		■					93[2]
Brazil	Onça Puma		■	■			25	
Indonesia & Others	Sorowako		■	■			80[3]	
Indonesia & Others	Matsusaka (Japan)[5]			■			27-35[4]	
Indonesia & Others	Clydach (UK)					■	41	

Nickel

~210-215 ktpy
Refined Nickel capacity

~15 ktpy[5]
Nickel intermediates

Copper

~380 ktpy
Copper in concentrates

[1]Sudbury's Copper Cliff Refinery processes nickel sourced from Sudbury and Thompson mines as well as feed from externals. [2] As per Vale's Form 20-F 2020. Copper production capacity may vary according to the head grade of copper ore processed. [3]Shown as 100% basis, intermediate product – volume should not be added up to total nickel capacity. [4]Matsusaka maximum capacity is 35 kt of nickel in Tonimet. The refinery produces intermediates that feeds into Clydach refinery. When feeding Clydach, total finished product capacity at Matsusaka refinery drops to ~27 ktpy. [5]Refers to PTVI intermediates not consumed by Vale, consolidated in 100% basis.

A global flowsheet to produce the right product mix


Mining
Concentrating
Smelting
Refining
Products
Nickel
Cobalt
Copper
Class 1
Class 2
Sulphide orebodies
Laterite orebodies
Copper orebodies
Voisey's Bay
Voisey's Bay mill
Thompson[1]
Thompson mill
Sudbury[2]
Clarabelle Mill
Copper Cliff smelter
Matte processing
External feed
Long Harbour refinery
Sudbury (CCNR) refinery
PCR
Clydach refinery
PTVI
Sorowako smelter
Partner offtake
Matsusaka
Onça Puma
Onça Puma smelter & refinery
Sossego
Sossego mill
Salobo
Salobo mill
Electrolytic rounds
(>99.9% Ni)
Pellet, disc, & chips
(>99.9% Ni)
Pellet, Disc, Chips & Powders
(>99.9% Ni)
Tonimet gran. & briquettes
(~95-97% Ni)
Ferronickel
(~25-45% Ni)
Electrolytic rounds
(>99.9% Co)
Electrolytic rounds
(>99.9% Co)
EW Cu Cathode
(99.9% Cu)
Cu Concentrate
(27.5-32.5% Cu)
Cu MK
(70-72% Cu)
EW Cu Cathode
(>99.9% Cu)
Cu concentrate
(27-34% Cu)
Cu concentrate
(26-34% Cu)
Cu concentrate
(35-42% Cu)

[1] Including T1 and T3 mines. [2] Including Coleman, Copper Cliff, Creighton, Garson and Totten mines.

Significant resource base with significant potential

Mineral Resource[1] – in million tonnes of contained metal


Canada
3 Mt
2.5 Mt
Brazil
2 Mt
14Mt
18Mt
Indonesia
8 Mt
Nickel
Copper
Bubble size:
Resources incl. reserves[1]

[1] Mineral Resources (Measured, Indicated and Inferred categories) inclusive of Mineral Reserve as of December 31, 2021 and shown in 100% basis, not reflecting Vale's interest. Values have been rounded

Enabling to **extend and grow our business**


North Atlantic
South Atlantic
Indonesia
Exploration / Conceptual
Scoping Study
Prefeasibility Study
Definitive Feasibility Study
Execution
Nickel
Pipe Pit
SN Ella
South Mystery
Manitoba Ultramafics
Sudbury Exp. Targets
Voisey's Bay Exp. Targets
Sobite Pit
Cryderman
CCM 3
CCM 4
Blezard
Creighton Ph 5
Manitoba Ext Ph 2
Ella Capre
CCM Pit
Sorowako Limonites
Victor
Pomalaa
Onça Puma
CCM 1
Manitoba Ext Ph 1
Bahodopi
VBME
Copper
South Hub Exp. Targets
Salobo Satellite
Other Carajas Exp. Targets
North Hub
Salobo IV
Hu'u
118
Visconde
Barão
Cristalino
Alemão
Bacaba
Salobo 3
Expected capacity from projects
Ni Equivalent kt
20
40
Cu Equivalent kt
50
100

[1]Victor is expected to produce ~20kt of copper. It is allocated to the nickel business as it should feed into the North Atlantic nickel flowsheet. [2]Includes both replacement and growth projects capacity. [3]Includes indirect share of Vale in Indonesian JVs. [4]Includes copper produced as by-product of nickel projects. Includes gold produced as by-product of copper projects. Nickel and Copper equivalent calculations based on long term price assumptions [5]Hu'u added at 100% basis. Hu'u is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint-venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale.

Positioning our Base Metals business to be the partner of choice for a sustainable future

ESG
Strong ESG credential to target next generation green applications, including EVs

ASSET BASE
Leading base metals producer in attractive jurisdictions

RESOURCES
Large and untapped resource base

GROWTH
Robust project pipeline to extend and grow

VALE


CANADA
NICKEL
1751-1951
5
CENTS

Taking the Right Actions

Deshnee Naidoo – EVP Base Metals
Alfredo Santana – Head of North Atlantic Operations
Olga Kovalik – Head of Capital Projects Implementation
Gustavo Garavaglia – Head of Finance for Base Metals

VALE

Setting up to succeed

Mastering the foundational elements

- Benchmark in **Safety & Sustainability**
- **New Pact with Society**
- Assets **Excellence**

Pivoting

- Pivoting our Ni products for the **EV Supply Chain**
- Delivering the **Future**

Shifting gears from the past



Vale Nickel Production (ex. VNC[1])
Kt
2017 Vale Day
Actual
225
217
223
221
212
185
184
168
2018
2019
2020
2021



Nickel Prices and Industry C1 + SusEx Costs
US$/t
Nickel Price
90th centile
75th centile
50th centile
40
35
30
25
20
15
10
5
0
22.8
17.5
15.0
16.9
11.8
9.6
10.4
13.1
13.9
13.8
18.5
26.1
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022 M1-8

Study Optimization & Project Deferrals

Asset Integrity

Covid impact
(Development and Maintenance)

Sudbury Strike

[1] VNC production of 40kt in 2017, 38 kt in 2018 and 45kt for 2019-2020.
Source: Vale, WoodMac.

Taking the right actions

	What we have done	What we are doing/going...
Benchmark in **Safety & Sustainability**	✓**Implemented HIRA** across 20 BM operations ✓**Reduced N2 by 83%** since 2020 ✓**Delivered Clean AER** project	• Roll-out of **Leadership in the Field & Critical Risk Management** • **Decarbonize our Assets**
New Pact with Society	✓Recent **agreement with the Xikrins** ✓**Waste to Value - Copper Ponds** at Thompson	• **90% GISTM[1] adherence** by the end of 2022 (78% in Dec/21) • **Increase DE&I participation** in our workforce
Assets **Excellence**	✓**Simplified flowsheet**, shutdown of 4 refineries ✓Launched the **integrated Remote Operation Centre**	• **20-30% increase mine productivity** in North Atlantic • **Increase asset reliability** in South Atlantic **by 5-10%**
Pivoting our Ni products for the **EV Supply Chain**	✓**Signed agreement with OEMs**: Tesla, Northvolt & Ford ✓**Verified low-carbon products** by third parties	• Target **30-40% of Ni to North America EV** market mid-term • **Advance 25ktNi sulphate plant** in Canada
Delivering the **Future**	✓Substantially **increasing drilling** meters ✓**Executing on CCM South, VBME and Salobo 3**	• **>20 active studies to extend and grow** production • **Advance** Indonesian and **optionalities** projects

[1] Global Industry Standard for Tailings Management

VALE


VALE
Voisey's Bay operations
SAFETY
VALE

Benchmark in Safety & Sustainability

Base Metals safety performance

Fatalities, Lives Changed and High-Potential Recordable Injuries (N1 & N2)


48
61
28
14
5
3
2017
2018
2019
2020
2021
2022 YTD¹

Total Recordable Injury Frequency


5.0
5.3
7.3
5.6
3.0
2.4
2017
2018
2019
2020
2021
2022 YTD¹

Lost Time Injury Frequency


0.7
1.1
2.0
2.0
0.4
0.4
2017
2018
2019
2020
2021
2022 YTD¹

Leadership in the Field

Training complete with >45,000 interactions YTD

Critical Risk Management

Base Metals is 61% trained on CRM with >36,000 Verifications YTD

[1] Year-to-date as of Sep 1.

VALE

Risk management through HIRA implementation


Technical
Method
VPS
Leadership

Hazard Identification and Risk Assessment (HIRA) supports VPS, providing a view of global operational risks and a prioritized list of risk-reducing actions

AT A GLANCE

20 Base Metal operations where HIRA was conducted across North and South Atlantic, and Asia

443 material Unwanted Events identified

3512 unique existing critical controls identified

880 unique future critical controls identified

ACTIONS IDENTIFIED: DIRECT RISK REDUCTION IMPACT ON PEOPLE

36 high hazard elimination/substitution for inherently safer operations

73 removal of personnel from high hazard areas/activities

103 operational changes to reduce personnel exposure

ACTIONS IDENTIFIED: REDUCTION OF LIKELIHOOD OF RISK EVENTS

395 new engineered systems, equipment, passive barriers to strengthen current controls

3222 enhancement to existing controls

VALE

People at the center of our business fostering employee engagement and strenghtening relationship with Unions

Safety
Access to tools, standards and training on Security. Greater control of access to sites and contact with employees globally

Professional Development
Access to digital courses and training

Career Protagonism
Autonomy to manage the professional path. Control over HR procedures such as access to Payroll, Vacation, Bookmark, etc.

Complete Information in Real Time
Coverage and speed in the distribution of information, especially in times of crisis. 24/7 access to internal vehicles in all locations by all employees

Global Integration
Possibility of integrating employees around the world in a digital way

Dialogue, collaboration and learning
Give voice to employees, regardless of activity, position and place of work. Expand their understanding of Vale's strategy, so that they can transform information into meaningful actions.

Ownership for the whole
Foster empowerment and ownership of the whole – making it easier for every one to live our culture accross the organization

Vale Cultural Transformation

Scalability
Engagement and Communication

VALE

Being intentional about **Diversity, Equality & Inclusion**

16% Targeted **women in leadership positions in Base Metals** in 2022 from 14 % in 2021

31% Targeted **non-white in leadership positions in Base Metals Brazil** in 2022 vs. 29% in 2021

29% of the workforce of **Innu Nation members & Nunatsiavut** Government beneficiaries **in Voisey's Bay**







Former Chief of Sagamok Anishnawbek First Nation provides a blessing at the opening of the Residential School Garden at Vale's North Atlantic Operations Centre in Sudbury – June 2021

New Pact with Society

Vale seeks to build formalized and sustainable relationships with Indigenous communities



Innu Communities in Labrador, Canada

- Successfully negotiated IBAs[1] with Nunatsiavut Government and Innu Nation, resulting in a mutually beneficial relationship

- Recently signed historical agreement with the Xikrin do Cateté indigenous people



Traditional presentation of Xikrin women to welcome the signing ceremony

[1] Impact Benefit Agreements.

VALE

Further initiatives to reduce our carbon footprint

Wind in Voisey's Bay


Voisey's Bay operations

- Recently signed PPA with Indigenous Partnership to supply wind energy to our Voisey's Bay operations
- Commercial Operations expected for late 2024 with annual reduction of 32,000 tons of CO2e – equivalent to 17% of Voisey's operations
- Evaluating potential connection of Voisey's Bay to the interconnection grid

Carbon Reduction roadmap


Onça Puma smelter

- Biomass as a reductant tests and trials at Onca Puma and PTVI
- Biomass as a fuel sources at Onca Puma, PTVI and Sudbury Smelter
- Off-gas heat recycle
- Slag heat recovery at Onca Puma, PTVI and Sudbury
- Biofuels in surface equipment
- Long Harbour boiler electrification

LNG to replace coal at Bahodopi


Area of future Bahodopi plant

- LNG power plant, with annual CO2e reductions of ~2 Mt relative to coal
- Off-gas heat recovery
- Further decarbonization initiatives under considered: Natural gas on Kilns burners, and biocarbon as reductant/fuel.

VALE

Actively working to improve our approach to **sustainable mining**

Sustainable actions and future materials demand creates an urgency to rethink legacy waste structures

Develop partnerships to research and accelerate the development of technologies and solutions to treat and reuse waste

Potential Value Streams



Tailings



Slag



Waste Piles

Case Study on Opportunities for Rehabilitation and Metal Recovery – Thompson Copper Precipitate



Legacy Waste Residue from Discontinued Refining Activities



Stored in Engineered Containment Basins



Removed environmental liability while generating value



Copper Precipitate Recovery (>30% Cu)



Nickel hydroxide product from water treatment (>20% Ni)

Note: Waste exists due to recoveries and historical process inefficiencies.

VALE

Set up for the **next phase of the energy transition**, battery recycling, **"Black Mass"**, with assets already permitted

Operations permitted and processing recycled material today
in key jurisdictions, with 30-year metal recycling experience

>20 different black mass analyzed
to determine safe and effective recovery routes

World class nickel knowledge and experience
at our Toronto research facility

Long-term flowsheet optionality
for black mass


Long Harbour
Potential
Nickel Sulphate plant
Copper Cliff Refinery
Technical Excellence Centre
Port Colborne


KRESS
CS1903
CA1013

Assets Excellence

Mine Plan: Structured actions for inherent challenges in North Atlantic

Dig Deeper
Increased by ~10% over the last decade

Travel Farther
Increased by ~33% over the last decade

Improve Productivity
to offset these challenges while mitigating risks

VPS Management Model

1. Collaborative Approach to Map Risks and Define Actions Plans
2. 2022 Production Plan – KPIs Definition per mine
3. Progress & Perf. Monitoring
4. Daily Leadership FMDS



- Risks Mapped;
- Collaborative Action Plans;
- Leadership Commitment;



- Constraints identification
- Initiatives Definition
- KPIs selected to measure Performance



- Dashboard Creation
- Performance per mine



- Daily Perf.
- Actions Definition

We are **making progress** ...


Backfill
Drill
Hoist
Development
Production
Blast
Haul
Muck

Key enablers to ensure infrastructure technical stability

Ground control | Ventilation | Geotechnical | Geology | Planning

Priorities

- **People:** Reorganize as business Units to increase focus and local synergies
- **Safety:** Improve safety and risk management aiming ZERO SIF in NA Operations
- **Cost Efficiency:** Reset the cost structure of the business
- **Asset Reliability:** Boost Asset Reliability implementation in NA Operations Minimizing One Offs

Sudbury

- **Backfill:** Critical voids reduced by **353 kton.** Sandfill rates increased 163% YTD
- **Scoop Seat Time:** Increased **21%** in Ore Hoisted at Creighton Mine YTD (IRoc)
- **Drilling:** Increased drilling rates across the Mines with challenges in CCM
- **Development:** Best results on our Capital Development Rates since 2019

Voisey's Bay

- **Development:** 60% increase in Development rates, achieving **78,0 fpd**[1] in Jul/22
- **Workforce:** Recruitment ramping up

Thompson

- **Ramp Development:** 73% increase in Development achieving **15,6 fpd**[1] in March/22
- **Haul:** Trucks Availability increasing
- **Backfill:** Continued focus on Sandfill process to improve

[1] Feet per day.

Technology development to further continue improving performance

iROC

Integrated Remote Operating Centre: visualizing conflicts among all the processes, operations and maintenance

10% | **Productivity uplift achieved** in Coleman and Creighton mines in 2022

15 to 30% | **Expected improvement in mine productivity** throughout Sudbury basin



iROC room at NAOC



Battery-electric scooptram

ELECTRIC FLEET

41 battery-electric vehicles in operation in Sudbury and Thompson

Reduce **CO_2 emissions,** while improving **workplace quality** and **reducing ventilation requirements** due to lower heat generated at the mine

AUTONOMOUS MINING

15 autonomous scoops and 12 drills in operation at Sudbury and Voisey's Bay Mines

Removing people from risk exposure while **increasing productivity**



Autonomous drill

Getting around the corner

North Atlantic ore production rate
kt/day, monthly average



+23%
+20–30%
12
15
18–20
Jan/22
May/22[1]
Targeted Production Rate

Totten back at **full capacity** &
CCM 1 **South Shaft Operational**

Key Enablers

- Strong **People** strategy focused on **DE&I**, attraction, **training** and **engagement**
- \+ Strong **Safety & Risk Management** culture with enhanced **ground control** support systems to mitigate the increased seismic risk with increased depth of our Mines
- \+ **IROC** implementation across NA Mines will be a key enabler for **sustainable result**
- \+ **Maintenance strategy** focused on critical assets reliability

[1] In June, planned maintenance has started in some of the North Atlantic mines.

VALE

Increasing assets' reliability in South Atlantic

Improved mining conditions at Salobo

Planned maintenance to increase Salobo plant reliability

Successful conclusion of Sossego's mill maintenance, with productivity gains already achieved


785C

Employees at Sossego workshop



Employees at control room of Salobo mine

Mining conditions has been significantly improved at Salobo...


Salobo pit – June 2022

Risk mitigation at Salobo pit

- Improvements in the mining and drilling conditions
- 2 simultaneous mining levels
- Release of high ore content

... now key focus is on Salobo plant reliability


Salobo mill

- Required corrective maintenance: grinding circuit and flotation
- Planned replacement of key equipment in 2H22 to further improve plant reliability
- Improved mine blasting for increased fines generation – improves grinding productivity

Ore processed monthly – 3 mma[1]

Mt


2.0
1.8
1.6
1.4
1.2
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22

[1] 3-month moving average.

Conclusion of the mill maintenance at Sossego, enabling higher productivity


Ore processed
kt/h
1.7
1.6
1.5
1.4
1.3
1.2
1.65
+6% vs. 2021
Major Mainte-nance
2019
2020
2021
2022 Jan
2022 Jun
2022 Jul
2022 Aug


Sossego mill

- Extended maintenance concluded: replacement of discharge trunnion, GMD[1] rewinding and structural integrity work

[1] Gearless mill drive.

Initiatives underway are already showing results in production for both Nickel and Copper

Average monthly nickel production
kt


Annualized production rate
18
12
6
0
216
144
72
0
Q1 2022
Q2 2022
Jul-22
Aug-22

~20% increase in monthly production in Aug vs. average Q1

Average monthly copper production
kt


Annualized production rate
30
24
18
12
6
0
360
288
216
144
72
0
Q1 2022
Q2 2022
Jul-22
Aug-22

~50% increase in monthly production in Aug vs. average Q1

VALE


VALE
Salobo 3 expansion works
Delivering the Future

Robust Project Pipeline


North Atlantic
South Atlantic
Indonesia
Exploration / Conceptual
Scoping Study
Prefeasibility Study
Definitive Feasibility Study
Execution
Nickel
Copper
Pipe Pit
SN Ella
South Mystery
Manitoba Ultramafics
Sudbury Exp. Targets
Voisey's Bay Exp. Targets
South Hub Exp. Targets
Salobo Satellite
Other Carajas Exp. Targets
Sobite Pit
Cryderman
North Hub
Salobo IV
CCM 3
CCM 4
Blezard
Creighton Ph 5
Manitoba Ext Ph 2
Ella Capre
CCM Pit
Sorowako Limonites
Hu'u
118
Visconde
Barão
Victor
Pomalaa
Onça Puma
Cristalino
Alemão
Bacaba
CCM 1
Manitoba Ext Ph 1
Bahodopi
VBME
Salobo 3
Expected capacity from projects
Ni Equivalent kt
20
40
Cu Equivalent kt
50
100

[1]Victor is expected to produce ~20kt of copper. It is allocated to the nickel business as it should feed into the North Atlantic nickel flowsheet. [2]Includes both replacement and growth projects capacity. [3]Includes indirect share of Vale in Indonesian JVs. [4]Includes copper produced as by-product of nickel projects. Includes gold produced as by-product of copper projects. Nickel and Copper equivalent calculations based on long term price assumptions SHu'u added at 100% basis. Hu'u is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint-venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale.

VALE


Clarabelle mill, Sudbury

Extend the business

Replacement capacity in North Atlantic

South hub extension

Grow the business

Copper in Carajas: Alemão

Indonesia exposure: PTVI

Hu'u


Salobo 3 project, Carajás

Implementing project pipeline to extend and grow

Explore to further extend & grow

In-mine extensions in North Atlantic

Ultramafics

Carajás full potential


Carajás deposits

CCM South Shaft commissioned in August

Cross-section of Copper Cliff Mine (CCM)


South Shaft
North Shaft
710 720 725 740 790-810 830 850 860 865 880 890 900 114 120 138 175 191
2000 L
3400 L
4000 L
5200 L
Looking West
PHASE 1
CCM 1
Proven
Probable
Measured
Indicated
Inferred
2000
ft

Recommissioning of the **South Shaft** in CCM and development of **Phase 1**

Enables further **productivity improvements** – reducing haulage distances

Adding approx. **10 ktpy finished nickel**

Commissioning of the shaft: **August/2022**

Capex of **US$ 0.7 billion**

VALE

Ramping up VBME

Site works significantly **impacted by COVID-19 outbreak** – remote location

2 underground mines, Reid Brook and Eastern Deeps, to replace Ovoid open pit

45 ktpy Ni; 20 ktpy Cu; 2.6 ktpy Co

Life of mine extended to 2035

Start-up: **2Q21**[1]

Capex of **US$ 2.7 billion**

Voisey's Bay ore production
million tonnes per year


Ovoid
Near mine
VBME (both mines)
2.1
1.6
1.8
2.2
2.8
2.8
2.6
2021
2022
2023
2024
2025
2026

Ramp up completion – ore production		2021	2022	2023	2024	2025	2026
	Reid Brook	3%	15%	59%	100%	100%	100%
	Eastern Deeps		0%	6%	50%	82%	100%

[1] In 2Q21, Vale achieved the first ore production of Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

VALE

Delivering on Salobo 3

Additional processing plant with 12 Mtpy – incremental production of **30-40 ktpy**

Startup on track for December 2022

To be delivered **on budget: US$ 1.1 billion**

Fully ramped-up by Q1 2024



Salobo 3 project aerial view
August/2022

VALE

Additional long-life projects in Canada

Execution	Feasibility (FEL 3)	Prefeasibility (FEL 2)	
Thompson Phase 1	**Victor[1]**	**Creighton P5**	**CCM Pit**
• Investment on infrastructure to sustain extraction of current orebodies at T3 mine, but at deeper levels • Backfill delivery starts Q1 2023	• Set of high-grade polymetallic deposits with a focus on copper • Currently being studied with Glencore to utilize existing infrastructure and mine joint deposits	• Project to access the deeper deposits within Vale's Creighton mine • 15-year life of high-grade polymetallic ores	• Recommissioning of a high volume open pit mine in Sudbury • ~7 year life of mine
Start-up: 2023 (project finish Q3 2024) / 13 – 15 kt Ni	Start-up[2]: 2028 / ~5 kt Ni ~20 kt Cu	Start-up[2]: 2027-2029 / 20 – 24 kt Ni 17 – 20 kt Cu	Start-up[2]: 2026-2027 / 12 – 15 kt Ni 7 – 9 kt Cu

[1]Victor volumes and capex presented as Vale share. [2]Startup dates are indicative. Project is not approved.

VALE

Advancing the **development of downstream capacity** to the EV supply chain in North America

Nickel Sulphate Plant

Strategic Location
Bécancour Industrial Park



Québec
Québec
Bécancour
Montréal

Project Highlights

- Pivoting towards the North American EV supply chain
- Nickel Source: High purity Nickel Class 1 (Pellets and Rounds) from low CO_2 plants from Sudbury & Long Harbour

FEL 2 concluding *(Pre-Feasibility)*	**~25 ktpy Ni** *in Nickel Sulphate*
Bécancour, Quebec (Battery Park) *Proposed location*	**Battery Plants Announcements at Bécancour**

Key Milestones



2022
Secure government funding
2023
Conclusion Feasibility Study
2024 - 2025
Construction
2022
Sign MoU with EV Supply Chain (OEMs)
2023
Project Approval
2025
Ramp-up production

1 PFS: Pre-feasibility study; DFS or BFS: Definitive Feasibility Study or Bankable Feasibility Study

VALE

Developing **copper in Carajas**

Alemão

Average grade of projects per start-up year
% Cu



1.6
1.2
0.8
0.4
0.0
Alemão
Industry average 2023-30
2023
24
25
26
27
28
29
30

- High grade copper deposit with significant gold –120 koz per year
- Underground mine 5.45Mtpy ROM
- 22 years LOM

DFS[1]	Startup: 2027+[3]
Production: 60 ktpy	



Salobo
Salobo
North Hub
future
Paulo Afonso Sul
Furnas
Pojuca
Grota Funda
Gameleira
Alemão
future
Alemão
South Hub
118
Visconde
Cristalino
Sossego
Bacaba
Copper mines
Copper projects
Copper options

North Hub

- Potential new hub with development of Northern deposits along with processing facilities
- 60km geological drilling planned for 2022

Scoping	Startup: 2028+[3]
Potential production: 70-100 ktpy	

South Hub extension

- Extending the life of Sossego operations through development of South Hub deposits
- Advancing on satellite deposits studies to provide optionality

PFS[2]-DFS[1]	Startup: 2025+[3]
Production: 80 ktpy	

VALE

[1]Definitive Feasibility Study or FEL 3. [2] Prefeasibility Study or FEL 2. [3]Startup dates are indicative. Project is not approved.

Advancing growth partnerships at PTVI

Bahodopi

Developing RKEF project with Tisco & Xinhai with 73ktpy capacity. PTVI ownership in processing facility is 49%

PTVI to own 100% of the mine that will supply ~50% of the ore



Partners visit area of future Pomalaa plant, June 2022



Area of future Bahodopi mine, July 2019

Pomalaa

PTVI and Huayou have signed an FCA[1] to develop an HPAL processing facility with capacity up to 120 ktpy

PTVI has a call option to acquire up to 30% of the HPAL and will own 100% of the mine

PTVI, Huayou and Ford recently signed MoU for a 3-way partnership in the project

Additional growth through Indonesian JV's exposure: >300 kt of nickel sourced potential from PTVI


Nickel production capacity – 100% basis
ktpy
Operation
Advanced projects
Future
80
73
120
60
333
273
Sorowako
Bahodopi
Pomalaa
Sorowako HPAL
Total growth projects

	Sorowako	Bahodopi	Pomalaa	Sorowako HPAL	Total growth projects
PTVI equity share ktpy Ni	80	36	36	18	170
PTVI sourced ore ktpy Ni	80	36	200[1]	60	376

[1] Includes 80 kt of nickel in saprolite ore production at Pomalaa mine to be sold to Market. [2]Framework Cooperation Agreement

Hu'u: Advancing development of **world-class copper project**

Significant resources

Estimated to contain **17.6 Mt of copper and 31 Moz of gold** in resources[1]

Large, long-life project

Copper production estimated at **300-350 ktpy** in peak years with a predicted mine life of **>45 years**

Highlights

Located in province of West Nusa Tenggara, **Indonesia**

Currently ongoing **prefeasibility study**

Expected to start-up **post 2030**


Onto Deposit
Project CoW
N

Note: Hu'u is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint-venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale. [1] Mineral Resources as of December 31, 2021 and shown in 100% basis, not reflecting Vale's interest, being 1,065 Mt Indicated Resources @ 0.96% Cu and 0.58g/t Au containing 10.3 Mt Cu and 20 Moz Au and 992 Mt Inferred Resources @ 0.7% Cu and 0.4g/t Au containing 7.3 Mt Cu nd 11 Moz Au.

VALE

Vale controls 3 of the **best Nickel Sulfide** provinces **in the world**

Largest sulfide nickel camps/deposits in the world

Ni (kt) – Historical Production, Reserves & Resources



Reserves & resources @ ≥0,75% Ni
Estimated historical production
20,000
15,000
10,000
5,000
0
VALE
VALE
VALE
Norilsk Camp (massive)
Sudbury Camp
Jinchuan Deposit
Thompson Belt
North Yilgarn Belt
Pechenga Camp
Raglan Camp
South Yilgarn Belt
Kabanga Deposit
Voisey's Bay Deposit
Chinese Deposits
Superior Province Deposit
Mid-continent Rift Deposit
Norilsk Camp (dissem.)
Scandinavian Deposits

Investing in exploration to **enhance and advance project pipeline**

North Atlantic

Meters drilled
in km per year


500
250
0
2015
2020
+32%

Carajás

Meters drilled
in km per year


200
100
0
2015
2020
+85%

Voisey's Bay: Recent exploration results confirm potential to further extend life of mine



West
East
VBME Surface Portals
Longitudinal view looking North
Reid Brook
Discovery Hill
Ovoid
Eastern Deeps
Red Dog Fault
± 200m
RB Access Ramp
Discovery Hill ET¹
RB DIV 1 ET¹
± 900m
RB West ET¹
RB DIV 2 ET¹
Ni
RB DIV 3-4 ET¹
RB DIV 4 ET¹
± 550m
ED Access Ramp
ED Conveyor Ramp
Eastern Deep
± 900m
Distance between Deposits ± 3km
1.4, 0.9
37.0
Far Eastern Deeps ET¹
NEW 2022 DISCOVERY
2.79, 1.31
92.6
0.67, 0.27
14.8
Including
2.58, 0.39
0.5
1.8, 0.9
50.2
(EST) 2.3, 1.7
7.4
(EST) 2.2, 1.2
1.5
3.6, 1.1
16.1
2.6, 1.0
19.3
1.00, 0.78
21.5
2.4, 1.0
25.5
2.3, 1.9
1.8
Reid Brook Extension
Zone of strong geophysical conductivity
Significant potential for large extension to RB deposit
Drill program underway
Eastern Deeps Extension
No exploration below the Eastern Deeps
South of Red Dog Fault
Limited Exploration at Red Dog and Ryan's Pond
Drill intercept² %Ni %Cu
(EST = Estimate) Core length (m)
Proven Mineral Reserve
Probable Mineral Reserve
Measured Mineral Resource
Inferred Mineral Resource
High Priority Exploration Targets
Additional Exploration Potential

¹ Exploration Targets are conceptual in nature and there is insufficient geological and engineering information to meet the definition of a mineral resource. ² Drill intercept refer to exploration results which are information generated by mineral exploration programmes that might be of use to investors, but which do not form part of a declaration of Mineral Resources or Mineral Reserves.

Thompson: potential for growth in large ultramafic-hosted deposits


THOMPSON NICKEL BELT
Setting Bay
Pipe
Kipper
Ospwagan
BIRCHTREE MINE
Birchtree-Ospwagan Corridor
THOMPSON MINE
Joey
South Manasan
South Mystery
Moak
0
10
km
Proterozoic
Archean Gneiss
Target Environment

South Mystery – best intersection* to date:
33.1m@1.48%Ni including 8.7m@2.69%Ni


Surface
South Mystery ultramafic-hosted
South Mystery sulphide zone
BH1340910
1250 m
Longitudinal view looking west

- South Mystery discovery illustrates the potential for massive sulfide extensions generated by the remobilization of ultramafic deposits
- The exploration strategy is based on the development of ultramafic deposits and new targets generated by geophysics and AI

* Drill intercept refer to exploration results which are information generated by mineral exploration programmes that might be of use to investors, but which do not form part of a declaration of Mineral Resources or Mineral Reserves.

Carajás | Location, location location: Polymetallic province with first class infrastructure



ReBio Tapirapé
Flona Tapirapé-Aquiri
Salobo
Flona Itacaiunas
APA Igarapé Gelado
Apyterewa
N5
Núcleo Urbano
Parauapebas
Serra Leste (SL1)
Curionópolis
Serra Norte (N4)
Azul
Flona Carajás
Xikrin do Rio Catete
Puma
Onça
Serra Sul (S11D)
Sossego
Canaã dos Carajás
São Félix do Xingu
Gorotire
Tucumã
Ourilândia do Norte
Água Azul
Legend
Railway
Town
River
Access
Transmission line
Indigenous area
Forest Reservation
National Park
Bio Reserve
Environmental Protection Area
National Forest
Deposit
Mine
Iron ore
Copper
Nickel
Manganese
N
0 5 10km

Carajás | Alemão, South and North Copper Hubs with high synergy projects



ReBio Tapirapé
North
Flona Tapirapé-Aquiri
Salobo
Paulo Afonso Sul
Fumas
APA Igarapé Gelado
Flona Itacaiunas
Apyterewa
PGG
Alemão
N5
Núcleo Urbano
Serra Norte (N4)
Parauapebas
Serra Leste (SL1)
Curionópolis
Azul
Alemão
Flona Carajás
Parna dos Campos Ferruginosos
South
118
Bacaba
Cristalino
Visconde
Sossego
Mata2
Barão
Canaã dos Carajás
Serra do Rabo
Xikrin do Rio Catete
Puma
Serra Sul (S11D)
Onça
São Félix do Xingu
Tucumã
Ourilândia do Norte
Água Azul
Gorotire
Legend
Railway
Town
River
Access
Transmission line
Indigenous area
Forest Reservation
National Park
Bio Reserve
Environmental Protection Area
National Forest
Deposit
Mine
Iron ore
Copper
Nickel
Manganese
N
0 5 10km

Carajás | Future footprint will expand, with new Hubs for all metals


Salobo
Aquiri
North
East
São Felix
Alemão
Onça Puma
South
ReBio Tapirapé
Alvo 46
4Alfa
Salobo
Flona Tapirapé-Aquiri
Flona Itacaiúnas
Apyterewa
AQW1
AQW2
0064
Açaí
Angelica
Alvo 55
Xuxa
Urca
Paulo Afonso Sul
Furnas
APA Igarapé Gelado
Breves
PGG
Circular
Cigano
Palmares
Serra Leste (SL1)
SL2
SL3
Alemão
N1
N2
N3
N5
Serra Norte (N4)
Núcleo Urbano
Parauapebas
Curionópolis
Azul
Flona Carajás
Parna dos Campos Ferruginosos
Baleia
Jacarezinho
Senegal
Mauritânia
Hades
Serra S. Felix
Xikrin do Rio Cateté
S11C
S17
S16
Serra Sul (S11D)
Plum
118
Bacaba
Estrela
Cristalino
Visconde
Cristalino 88
Borrachudo
Sossego
Mata2
Barão
Canaã dos Carajás
Serra do Rabo
Puma
Serra Arqueada
Onça
Mundial
Guepardo
São Félix do Xingu
Tucumã
Ourilândia do Norte
Cabano
Fafá
Água Azul
Gorotire
Legend
Railway
Town
River
Access
Transmission line
Indigenous area
Forest Reservation
National Park
Bio Reserve
Environmental Protection Area
National Forest
Deposit
Mine
Iron ore
Copper
Nickel
Manganese
N
0
5
10km

Taking the right actions

Mastering the foundational elements

- Benchmark in **Safety & Sustainability**
- **New Pact with Society**
- Assets **Excellence**

Pivoting

- Pivoting our Ni products for the **EV Supply Chain**
- Delivering the **Future**


VALE
Underground mine in Sudbury
Transforming our business

A stable Base Metals business makes room to focus on developing business growth potential


Contained nickel
ktpy
Indonesian JV's exposure
175-190
230-245
200-220
>300
2022
Medium term[1]
Long term[2]


Contained copper
ktpy
270-285
390-420
~900
2022
Medium term
Long term

[1] Including indirect exposure to total nickel sourced from PTVI mines for Bahodopi and Pomalaa. [2] Including indirect exposure to total nickel sourced from PTVI mines for Bahodopi, Pomalaa and Sorowako HPAL.

VALE

Growth projects combined with productivity and efficiency initiatives support significant improvement on performance

Growing the Business
Attractive opportunities to grow the business and dilute fixed cost

Mines Productivity
Tackling bottlenecks and investing in our assets & infrastructure in order to lower overall costs

Maximize Portfolio Value
Each asset to deliver its maximum potential value

Simplified Operating Model
Reducing corporate footprint while increasing focus on operations

First Principles Cost Review
First Principles / risk-based budgeting process provides visibility to what is required for the business to succeed

Vendor Spend / Procurement Initiatives
Spending discipline across the business - better management of consumptions and planning

All-in costs after byproducts before sustaining

	2022	Mid-term
Nickel	~12,300 US$/t	~10,000 US$/t
Copper[1]	~4,000 US$/t	~2,300 US$/t

[1] Excludes Hu'u R&D.

VALE

Significant value potential in multiple views of the future

Mid-term Base Metals EBITDA[1]

US$ billion	Copper price (US$/t)		
Nickel price (US$/t)	7,000	8,500	10,000
18,000	~3.3	~4.1	~4.5
21,000	~3.9	~4.5	~5.2
24,000	~4.6	~5.2	~5.7

[1] Assuming ~220ktpy Ni production and ~420 ktpy of copper production

VALE


CANADA
NICKEL
5
CENTS
1751-1951

Delivering on value

Gustavo Pimenta – CFO, Vale

VALE

Delivering value in Vale Base Metals

Significant market opportunities given secular trends

Unique set of assets and resources

Right actions to operational stability and productivity

Robust pipeline of project to support accretive growth opportunities

A dedicated vehicle to unlock and create value

Unlocking value

- Largest pure future facing commodity player
- Vehicle with access to competitive cost of capital
- Dedicated management model with a proper governance



Salobo operations in Brazil



Sudbury operations in Canada

VALE

A recap on the evolution of our strategic goals



De-risking	Brumadinho	• *Agreement with legal certainty* • *~50% of Integral Reparation performed*
	Dams' safety	• *40% upstream dams in Brazil eliminated by 2022* • *Expects no dams at critical level by 2025*
	Mariana	• *Performing on TTAC[1]* • *Negotiations ongoing for a definitive agreement*
	Capacity resumption	• *Delivering new assets (e.g. filtration plants, Maravilhas III, Torto)* • *Creating buffers to improve flexibility*
Reshaping	Portfolio simplification	• *9 business sold in 5 different countries since 2019* • *Up to US$ 2 bn per year of cash drains eliminated*
	Cost efficiency	• *Flat fixed costs in 2022 and 2023 (vs. 2021)* • *Gradual C1 reduction as volumes increase*
Re-rating	ESG	• *Definitive agreements with indigenous people in Brazil (9 out of 13)* • *Scope 1, 2 and 3 emissions reduction targets defined* • *Green products (e.g. Green briquettes, certified Nickel)*
Capital allocation	Return to shareholders	• *Solid dividend policy (US$ 6.5 bn announced 2022 YTD)* • *Bold buyback programs (~20% of total outstanding shares)*

[1] Transaction and Conduct Adjustment Agreement.

We are progressing on assets debottleneck

Serra Norte

- **Gelado project:** final construction and licensing stages for first phase's start-up in 4Q22
- **New ore bodies under licensing** and future development (N3 and N1/N2)
- Applying for **rolling licenses** to sustain production level

S11D

- **Four crushers** to process jaspilite and mobile plants **installation concluded**
- **Serra Sul 120 project's installation license granted**
- **Jaspilite restrictions:** New waste crusher required to process large compact blocks

Itabira

- **Itabiruçu dam:** raising works on progress with first phase conclusion by year end
- Development of **medium-term tailings disposal solutions**

Brucutu

- **Torto dam:** construction works completed and under licensing process until 4Q22
- **Licensing and development of tailings/waste stockpiles** areas

VALE

Improving efficiency to offset the inflationary world

Fixed spending and sustaining investment
US$ billion


Expected
inflation offset
by initiatives
~1.4
Goal:
Flat in 2022
and 2023
(vs. 2021)¹
2021
2022E
2023E

Reduction program's initiatives *(non exhaustive)*

VPS and digital solutions
- Optimized maintenance program, increasing predictability
- More than 1,000 initiatives mapped

US$ 450 MM savings estimated until 2023

Suppliers and services
- Supplier diversification strategy (e.g. Chinese equipment)

US$ 150 MM savings estimated until 2023

Organizational redesign
- Leaner and more efficient organization through activities' scope review

US$ 100 MM savings estimated until 2023

VALE

[1] Considering current operations in local currency.

Capital allocation discipline

Business as usual	Dividend policy	Semi-annual solid return to shareholders
	Commitments	Dams decharacterization, Brumadinho and Renova
	Maintenance investments	Controlled and efficient capex to sustain production level
Capital options	Buyback program	One of the most accretive investments at the moment
	Growth projects	Accretive growth options
	Extraordinary dividends	Additional return to shareholders
	Liability management	Balance sheet optimization


Free cash flow returned to shareholders (US$ bn)
Share buyback
Extraordinary dividends
Ordinary dividends
4.3
1.0
1.4
1.9
3.3
0.9
2.4
19.0
5.5
5.9
7.6
11.5
5.0
0.7
5.8
2018
2019
2020
2021
2022 YTD[1]


Debt amortization schedule[2] (US$ bn)
Debt repaid/postponed
New debt
Principal amortization
0.5
0.1
0.6
0.1
0.8
2.1
6.6
2022
2023
2024
2025
2026
2027+

VALE

[1] As of Aug 31st, 2022. Including dividends paid in 2022. [2] As June 30th, 2022. Includes principal and does not include interest and accrued interest

On track to deliver value

Substantial value creation opportunity at Base Metals: right time, assets and actions

Reshaped towards leaner asset portfolio, exposed to secular trends

Laser-focused on value over volume strategy and cost efficiency

Capital discipline and superior return to shareholders to remain a priority

Q&A